Exhibit 2.2

[Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote omissions.]

AGREEMENT

AGREEMENT made as of the 23rd day of December, 1992 by and among State Street Boston Corporation (“SSB”), a Massachusetts bank holding company, 225 Franklin Street, Boston, Massachusetts, DST Systems International B.V. (“DST”) a Netherlands corporation, Amsteldijk 166 Rivierstaete, 1079 LH Amsterdam, and Clarke & Tilley Limited (“Clarke & Tilley”) an English company, Hanover House, Station Approach, Cheam, Surrey SM27AU, England.

In consideration of the mutual agreements herein contained, the parties hereby agree as follows:

Section 1.               Agreement to Undertake Joint Business.

1.1           SSB, DST and Clarke & Tilley agree, subject to the terms and conditions contained herein, to join in the establishment of a business to be initially engaged in the development and marketing of recordkeeping and accounting computer software and services in connection with U.K. authorized Unit Trusts, PEPs, UCITs, SICAVs, FCPs, mutual funds and similar domestic and global collective investment schemes (the “Business”).  The initial location of the Business shall be at Clarke & Tilley’s Cheam, Surrey, England office.

1.2           This Agreement is conditional on Boston Financial Data Services, Inc. (“BFDS”):

1.2.1        Subscribing in cash the sum of £[***] for the allotment to it of 121,508 (7 ½%) Ordinary Shares of 25p each of Clarke & Tilley;

1.2.2.       Entering into a Deed of Adherence in such form as Clarke & Tilley shall reasonably require to become party to Clause 7 of the Sale and Purchase Agreement (as if named therein as a Vendor) as defined in the Articles of Association of Clarke & Tilley.

Section 2.               Formation of Company.

2.1           The Company.  The Business shall be operated as a private limited liability company to be formed by the parties under the laws of England with the name “Clarke & Tilley Data Services Limited” (the “Company”).  The issued share capital of the Company shall initially be owned in equal shares by SSB, DST and Clarke & Tilley as provided herein and shall be the vehicle to conduct the joint business described herein.  The fees and expenses of the formation of the Company shall be shared equally by the parties.

2.2           Corporate Actions.  SSB, DST and Clarke & Tilley each warrants that it has taken such corporate actions as are necessary (a) to authorize the execution and performance of this Agreement and the formation of and investment in the Company and (b) as a shareholder of the Company to authorize the Company to engage in the Business and to enter into any and all agreements required or contemplated herein.

2.3           Approval of Regulatory Bodies.  Each party shall take such actions and make such necessary applications in connection with this Agreement as are required of it to insure that any required approval is obtained from any United States state or federal, United Kingdom or European Community governmental, regulatory or supervisory authority having jurisdiction over each such party.

2.4           Memorandum and Articles of Association.  The Company’s Memorandum and Articles of Association shall be adopted in the form attached hereto as Exhibit 2.4.

2.5           Fiscal year.  The fiscal year of the Company shall end December 31.

2.6           Ownership of Shares.  SSB, DST and Clarke & Tilley shall cause the Company to issue 1,000 shares of the Company’s Class A Ordinary Shares of £1 each to SSB, 1,000 shares of the Company’s Class B Ordinary Shares of £1 each to DST and 1,000 shares of the Company’s Class C Ordinary Shares of £1 each to Clarke & Tilley.  The parties agree that the Company shall not issue any other capital shares or other securities except as provided herein.

2.7           Control.  The Company shall be managed and controlled through a Board of Directors consisting of three classes, designated as Class A Directors, Class B Directors, and Class C Directors, each class consisting of two members.

(a)           Class A Directors shall be elected by the holders of Class A Ordinary Shares, Class B Directors shall be elected by the holders of Class B Ordinary Shares, and Class C Directors shall be elected by the holders of Class C Ordinary Shares.  Until December 31, 1995 any action taken by said Board of Directors must include at least one affirmative vote from each class of Directors.

(b)           The shareholders of each class of Ordinary Shares shall be entitled to remove any or all of those directors which it has elected, with or without cause.

(c)           Any vacancy in the Board of Directors created by death, resignation, removal or any other cause shall be filled by the class of Ordinary Shares which elected the director who has vacated.

(d)           The following matters shall require approval of the Board of Directors:

(i)            Expenditure of funds of the Company in excess of £[***];

(ii)           Incurring debt for borrowed money by the Company;

(iii)          Payment of dividends, fees, compensation, or other payments to any shareholder;

(iv)          Sale or license of any of the Company’s software or technology;

(v)           Such other matters as the parties agree or may be required by applicable law.

2.8           Restrictive Legend on Shares.  The transfer of all Ordinary Shares of the Company shall be restricted in accordance with the provisions of a separate Share Transfer Restriction and Option Agreement to be executed by the parties in the form attached hereto on Exhibit 2.7.  All share certificates representing Ordinary Shares of the Company shall bear the following legend:

The shares represented by this certificate are subject to a restriction on transfer pursuant to the Articles of Association of the Company and that certain Share Transfer Restriction and Option Agreement dated           , 1992, and may not be transferred except in compliance therewith.

2.9           Required Action by Parties.  SSB, DST and Clarke & Tilley shall each approve the Articles of Association of the Company and shall each cause its representatives on the Board of Directors of the Company (a) to approve and authorize the issuance of the Ordinary Shares to SSB, DST and Clarke & Tilley in accordance with Section 2.5 and 2.7, and (b) to take all other action necessary to cause the Company to implement the provisions of this Agreement.

Section 3.               Contributions by SSB.

3.1           Financial Commitment.  SSB shall contribute £[***] to the capital of the Company.

3.2           Issuance of Shares.  In consideration of the £[***] contributed to the capital of the Company, SSB shall receive:

(a)           1,000 duly authorized, validly issued and fully paid Class A Ordinary Shares of the Company.

(b)           A non-exclusive perpetual license from the Company to use the Company’s computer software for UCIT recordkeeping and accounting (the “UCIT Software”) at SSB’s location in Luxembourg pursuant to a license agreement containing terms acceptable to the Company and SSB.  SSB agrees that it will enter an agreement with the Company for all enhancements to the UCIT Software for a term of at least 24 months from delivery of the UCIT Software and acceptance thereof at such fees as SSB and the Company may agree.

Section 4.               Contributions by DST.

4.1           Financial Commitment.  DST shall contribute £[***] to the capital of the Company.

4.2           Technology.

(a)           DST shall license to the Company for its use and integration into its products certain technology, which initially shall consist of the Automated Work Distributor (“AWD”) software, and later, as appropriate to the development of the Company’s products using AWD, shall include, but is not limited to, communications (audio response), character recognition, workstations and output technology.  The Company will be authorized to sublicense AWD and other technology in connection with the license of the Company’s products to end users.  The license agreement pertaining to AWD shall be in the form attached hereto as Exhibit 4.1.

(b)           The Company shall pay DST (i) a one time license fee of US$[***] for the license of the AWD software and related technology described above and (ii) [***].

(c)           DST shall use its best efforts to provide AWD software enhancements and support to the Company and its sublicenses as requested from time to time by the Company and for such fees as the Company and DST agree.

4.3           Development Support.  DST shall use all reasonable efforts to make available product development and support personnel as requested by Company.  Initial product development work will be performed by DST [***].  The rate for additional work will be as agreed from time to time.

4.4           Issuance of Shares.  In consideration of the £[***] contributed to the capital of the Company, DST shall receive 1000 duly authorized, validly issued and fully paid Class B Ordinary Shares of the Company.

Section 5.               Contributions by Clarke & Tilley.

5.1           Financial Commitment.

Clarke & Tilley shall:

5.1.1        Contribute £[***] in cash to the capital of the Company; and

5.1.2        Sell to the Company the items referred to in Section 5.2 for a consideration of £[***] which shall be satisfied by the allotment to Clarke & Tilley (credited as fully paid) of 133 Ordinary Shares of £1 each of the Company.

5.2           Technology.  Clarke & Tilley shall sell and transfer to the Company ownership of its Paladign Unit Trust System software (the “Software”) and all development, supporting and user documentation (the “Documentation”), work in process, outstanding license agreements, files and records, and trademarks, copyrights and other rights respecting the Software for a total purchase price of £[***], which shall be satisfied as referred to in Section 5.1.2.  The Sale and Purchase Agreement transferring the Software Documentation and related items shall be in the form attached hereto as Exhibit 5.2.  The parties recognize that included in the source code of the Software is source code also used by Clarke & Tilley in its portfolio accounting system (the “Common Source Code”), and notwithstanding Clarke & Tilley’s transfer of ownership of the Software to the Company, Clarke & Tilley shall retain ownership of the Common Source Code and shall grant to the Company a non-exclusive perpetual license to use the Common Source Code in the Company’s products.  The parties shall cause the Company to agree that it will not use the Common Source Code in any portfolio accounting system in competition with Clarke & Tilley, and Clarke & Tilley agrees that it will not use the Common Source Code in any unit trust system in competition with the Company.

5.3           Development Support.  Clarke & Tilley shall use all reasonable efforts to make available product development and support personnel as requested by the Company.  Initial product development work will be performed by Clarke & Tilley [***].  The rate for additional work will be as agreed from time to time.

5.4           Issuance of Shares.  In consideration of the £[***] contributed to the capital of the Company, Clarke & Tilley shall receive 1,000 duly authorized, validly issued and fully paid Class C Ordinary Shares of the Company.

Section 6.               General Agreements.

6.1           Obligations as Joint Venturers.  Each of SSB, DST, and Clarke & Tilley recognizes and agrees to fulfill its obligations as joint venturers relative to the formation, operation and support of the Company, and each party agrees to exercise good faith and fair dealing with the other parties in its fulfillment of such obligations.

6.2           Performance by Company.  Periodic reports of performance by and financial reports of the Company will be provided to DST, SSB, and Clarke & Tilley.  By agreement of the parties, any party may devote additional resources or provide services to support the operations of the Company.  All reasonable costs and fees related to such additional resources and services shall be charged to and paid by the Company.

6.3           Office Space.  At the commencement of the Company’s business, and subject to the availability of space, Clarke & Tilley shall provide furnished and equipped office space at its Cheam, Surrey, England office to be occupied by the Company, its staff, and the development personnel provided by DST and Clarke & Tilley pursuant to Sections 4.2 and 5.2.  The Company shall reimburse Clarke & Tilley its reasonable cost of providing such space.

6.4           Additional Capital.  If the Board of Directors of the Company determines from time to time that the Company needs additional funding, and if the Company is unable to borrow the amount needed, the parties agree to provide such additional funding as follows:

(a)           If the aggregate amount of additional funding required is £[***] or less, SSB, DST and Clarke & Tilley each agree to contribute to the equity capital of the Company such amount in equal shares.

(b)           If during the 2 year period following the date of this Agreement, the aggregate amount of additional funding required exceeds £[***] but is less than £[***], DST and SSB shall loan to the Company such additional amount above £[***] in equal shares, at the prevailing United States prime interest rate as published from time to time in the Wall Street Journal and for a term not to exceed 12 months.

(c)           If the aggregate amount of additional funding required exceeds £[***] during the 2 year period following the date of this Agreement, SSB, DST,

and Clarke & Tilley each agree to provide such amount to the Company in equal shares either as equity capital in cash or a loan on the terms described in Section 6.4(b).  All amounts provided under this Section 6.4(c) shall be in equal amounts by the providing parties and shall be either equity capital or loans as the providing parties agree, and if the providing parties do not agree, all such amounts shall be as loans.  If any party in good faith determines that such additional contribution or loan would have an unreasonably adverse impact on its financial condition, it may decline to make some or all of its share of such contribution or loan.  If any party so declines to make some or all of its share of such contribution or loan, the other parties may, but are not required to, contribute or loan additional amounts beyond its original equal share to meet the needs of the Company as determined by the Board of Directors.  To the extent that any party or parties contributes more equity capital under this Section 6.4(c) than the other party or parties, the percentage ownership of the equity of the Company shall be adjusted by the issuance of additional shares to give such party or parties contributing more equity capital a proportionally greater percentage interest in the equity of the Company.  The number of such additional shares to be issued will be determined by comparing the amount of additional equity capital contribution under this Section 6.4(c) to the greater of (i) the book value of the Company on the date of the original issuance of shares under Sections 3, 4, and 5 hereof or (ii) the book value of the Company on the date of such additional capital contribution.  To the extent the percentage interest in the total Shares of the Company of any party not making an equity capital contribution pursuant to this Section 6.4(c) decreases by [***]% or more, the parties making such additional equity capital contribution shall be entitled to jointly designate an additional member of the Company Board of Directors for each [***]% decrease.

6.5           If this Agreement is terminated as to any party pursuant to Section 13 hereof (a “Terminated Party”) and at the time of such termination the Terminated Party is providing services (other than managerial or advisory services provided by reason of its ownership of shares of the Company), such Terminated Party shall, if requested in writing by the Corporation, continue to provide such services to the Corporation for a period of 12 months (or such shorter time as designated by the Corporation) at the rates, fees and charges in effect at the date of such termination.

Section 7.               Representations and Warranties.

7.1           Representations and Warranties of SSB.  SSB hereby represents and warrants that:

(a)           No Violation of Agreements.  To the best of SSB’s knowledge, neither the execution and delivery of this Agreement nor any of the instruments and documents to be delivered hereunder or thereunder by SSB, nor the compliance with the provisions hereof or thereof by SSB, will violate any law or regulations, or any order or decree of any court or governmental instrumentality, or will conflict with, or result in a breach of, any indenture, mortgage, deed or trust, agreement or other instrument to which SSB is a party or by which SSB is bound, or violate any provision of the Articles of Organization or By-Laws of SSB.

(b)           No Material Adverse Agreements.  SSB is not a party to any agreement or instrument or subject to any corporate restriction materially and adversely affecting its operations, business, properties or financial condition.

(c)           No Litigation.  Unless stated in a letter to DST and Clarke & Tilley from SSB delivered prior to the Initial Closing Date referring to this paragraph, there are no actions, suits or proceedings pending, or to the best of SSB’s knowledge threatened, which question the validity of this Agreement or which might result in any material adverse change in the business, operations, affairs, properties or assets or in the condition, financial or otherwise, of SSB or which affect SSB’s ability to fulfill its obligations contemplated hereby or thereby or which in any way impair the right of SSB to perform as contemplated in this Agreement.

(d)           Governmental Action.  Except as provided in this Agreement (including the requirements of the regulatory authorities as herein provided), to the best of SSB’s knowledge, no consent, approval or authorization of or declaration or filing with, any governmental or public body or authority is required to authorize the execution, delivery and performance by SSB of this Agreement or any of the instruments or documents to be delivered by SSB pursuant hereto or thereto, or the consummation by SSB of any other transaction contemplated hereby or thereby.

7.2           Representations and Warranties of DST.  DST hereby represents and warrants that:

(a)           No Violation of Agreements.  Subject to the requirements of the regulatory authorities as herein provided, to the best of DST’s knowledge, neither the execution and delivery of this Agreement or the license of the software pursuant to Section 4.1 by DST, nor any of the instruments or documents to be delivered hereunder or thereunder by DST, nor the compliance with the provisions hereof or thereof by DST will violate any law or regulations, or any order or decree of any court or government instrumentality or will conflict with, or result in a beach of, any indenture, mortgage, deed of trust, agreement or other instrument to which DST is a party or by which DST is bound, or violate any provision of the Articles of Incorporation or By-Laws of DST.

(b)           No Litigation.  Unless stated in a letter from DST to SSB and Clarke & Tilley delivered prior to the Initial Closing Date referring to this paragraph, there are no actions, suits or proceedings pending, or to the best of DST’s knowledge threatened which question the validity of this Agreement.

(c)           Governmental Action.  Except as provided in this Agreement (including the requirements of the regulatory authorities as herein provided), to the best of DST’s knowledge, no consent, approval or authorization of or declaration or filing with, any governmental or public body or authority is required to authorize the execution, delivery and performance by DST of this Agreement or any of the instruments or documents to be delivered by it pursuant hereto or thereto, or the consummation by DST of any other transaction contemplated hereby or thereby.

7.3           Representation and Warranties of Clarke & Tilley.  Clarke and Tilley hereby represents and warrants that:

(a)           No Violation of Agreements.  Subject to the requirements of the regulatory authorities as herein provided, to the best of Clarke & Tilley’s knowledge, neither the execution and delivery of this Agreement or the license of the Software pursuant to Section 5.1 by Clarke & Tilley, nor any of the instruments or documents to be delivered hereunder or thereunder by Clarke & Tilley will violate any law or regulations, or any order or decree of any court or government instrumentality or will conflict with, or result in a beach of, any indenture, mortgage, deed of trust, agreement or other instrument to which Clarke & Tilley is a party or by which Clarke & Tilley is a party of by which Clarke & Tilley is bound, or violate any provision of the Memorandum of Association or Articles of Association of Clarke & Tilley.  All required consents to the transactions described herein (including any required consents under the Sale and Purchase Agreement dated 28 May 1987 among Clarke & Tilley and certain of its shareholders) shall be obtained prior to closing.

(b)           No Litigation.  Unless stated in a letter from Clarke & Tilley to SSB and DST delivered prior to the Initial Closing Date referring to this paragraph and subject to Section 16.1 hereof, there are no actions, suits or proceedings pending, or to the best of Clarke & Tilley’s knowledge, threatened which question the validity of this Agreement.

(c)           Governmental Action.  Except as provided in this Agreement (including the requirements of the regulatory authorities as herein provided), to the best of Clarke & Tilley’s knowledge, no consent, approval or authorization of or declaration or filing with, any governmental or public body or authority is required to authorize the execution delivery and performance by Clarke & Tilley of this Agreement or any of the instruments or documents to be delivered by it pursuant hereto or thereto, or the consummation by Clarke & Tilley of any other transaction contemplated hereby or thereby.

(d)           Title to Software.  Clarke & Tilley owns all proprietary rights, title and interest in and to the Software and Documentation and title to such Software and Documentation shall be transferred to the Company free and clear of all claims, liens, and encumbrances.

Section 8.               Closing.

8.1           Initial Closing.  At 10:00 a.m. London Time on December 23, 1992 or such other time or date as is agreed to by the parties, but not later than December 31, 1992 (“Initial Closing Date”), at the office of Clarke & Tilley, Hanover House, Station Approach, Cheam, Surrey, England, or such other place as may be agreed upon by the parties, the following transactions shall take place:

(a)           Payment by SSB.  SSB shall deliver to the company by wire transfer or bankers draft the amount of £[***] payable to the Company.  Upon receipt of £[***] from SSB, the Company shall issue and deliver to SSB a certificate for 133 Class A Ordinary Shares of the Company registered in the name of SSB.

(b)           Payment and License Agreement by DST.  DST shall deliver to the Company by wire transfer or bankers draft the amount of £[***] payable to the Company and an executed copy of the license agreement referred to in Section 4.2(a).  The Company shall pay to DST the license fee set forth in Section 4.2(b).  Upon receipt of the aggregate of £[***] from DST, the Company shall issue and deliver to DST a certificate for 133 Class B Ordinary Shares of the Company registered in the name of DST.

(c)           Payment and Transfer of Software and Documentation by Clarke & Tilley.  Clarke & Tilley shall, by executing and delivering the Sale and Purchase Agreement attached hereto as Exhibit 5.2, convey, transfer, assign and deliver to the Company good and complete title to the Software and all Documentation and related license agreements, and work in process, free and clear of all claims, liens, and encumbrances.  Upon receipt of the Software and Documentation from Clarke & Tilley, the Company shall issue and deliver to Clarke & Tilley a certificate for 133 Class C Ordinary Shares of the Company registered in the name of Clarke & Tilley.

8.2           Final Closing.  At 10:00 a.m. London Time on January 7, 1993 or such other time or date as is agreed to by the parties (the “Final Closing Date”), at the office of Clarke & Tilley, or such other place as may be agreed upon by the parties, the following transactions shall take place:

(a)           Payment by SSB.  SSB shall deliver to the Company by wire transfer or bankers draft the amount of £[***].  Upon receipt of the £[***] from SSB,

the Company shall issue and deliver to SSB a certificate for 867 Class A Ordinary Shares of the Company registered in the name of SSB.

(b)           Payment by DST.  DST shall deliver to the Company by wire transfer or bankers draft the amount of £[***].  Upon receipt of the £[***] from DST, the Company shall issue and deliver to DST a certificate for 867 Class B Ordinary Shares of the Company registered in the name of DST.

(c)           Payment by Clarke & Tilley.  Clarke & Tilley shall deliver to the Company by wire transfer or bankers draft the amount of £[***].  Upon receipt of the £[***] from Clarke & Tilley, the Company shall issue and deliver to Clarke & Tilley a certificate for 865 Class C Ordinary Shares of the Company registered in the name of Clarke & Tilley (two shares having been earlier issued to Clarke & Tilley upon formation of the Company).

Section 9.               Closing Conditions.  The obligations of the parties under this Agreement shall be subject to the satisfaction of the following conditions at or prior to the Initial Closing Date and prior to the Final Closing Date (which may be waived by all parties (other than the party not meeting the condition) by an instrument in writing executed at or prior to the closing):

9.1           Certificate of Compliance.  The representations and warranties of each party contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and each party shall have delivered to the other a certificate, dated the Closing Date, executed by an officer of such party, to that effect.

9.2           Performance of Agreements.  Each and all of the agreements of each party to be performed on or before the Closing Date pursuant to the terms hereof shall have been duly performed and each shall have delivered to the other a certificate, dated the Closing Date, executed by an officer of such party, to that effect.

9.3           Regulatory Requirements.  Each of the parties has complied with all necessary governmental and regulatory requirements.

9.4           Actions or Proceedings.  No actions or proceedings shall have been instituted or, to the knowledge of any party, shall have been threatened before a court or other government body or by any public authority to restrain or prohibit the transactions contemplated by this Agreement.

9.5           Execution of License Agreement.  The Company and DST shall have executed the License Agreement referred to in Section 4.2.

9.6           Transfer of Software.  Clarke & Tilley shall have executed the Sale and Purchase Agreement attached hereto as Exhibit 5.2 and such other appropriate documents to transfer and assign the Software, Documentation and related license agreements and work in process.

9.7           Other Proceedings.  All proceedings to be taken in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to each of the parties; and each party shall receive copies of all documents which such party may reasonably request in connection therewith in such form as such party may reasonably request.

9.8           BFDS Transaction.  The condition referred to in Section 1.2 shall have been fulfilled and all required Clarke & Tilley shareholder consents and other consents to the transaction referred to in Section 1.2 have been obtained.

Section 10.             Arms Length Dealing.  Neither SSB, DST, Clarke & Tilley, nor any of their respective affiliates will, directly or indirectly, enter into any transaction with the Company which is not as favorable to the Company as a similar transaction would have been with a non-affiliated person, unless specifically authorized by the Board of Directors of the Company.

Section 11.             Books, Records and Audits.  SSB, DST and Clarke & Tilley agree that the Company will keep books and records with respect to its operation in accordance with good business practice and generally accepted United Kingdom accounting principles; and so long as any party retains ownership, they shall cause the Company to cooperate with the respective internal and independent auditors of each party and will permit any such auditors reasonable access, during normal business hours, to the business, records and personnel of the Company.  In addition, the parties shall cause the Company to cooperate fully with all regulatory agencies in their examinations.

Section 12.             Amendment.  This Agreement may only be amended in whole or in part by mutual written agreement of all parties hereto.

Section 13.             Termination and Sale of Interest by Either Party.

13.1         Any party to this Agreement may terminate this Agreement as respects such party:

(a)           Upon 30 days written notice to the other parties in the event of a material breach of this Agreement by any other party which is not cured within such 30 day period or such longer period as the parties agree.

(b)           Upon 10 days written notice to the other parties if any other party becomes the subject of any bankruptcy or insolvency proceeding.

Termination by any party shall be in addition to any other legal or equitable remedies available to such party.

13.2         This Agreement shall terminate as respects any party at such time as such party or its affiliates no longer owns any shares of the Company.

13.3         Except as specifically permitted by Section 13.1 and 13.2 above, neither DST, SSB nor Clarke & Tilley shall have any right to terminate this Agreement or to exercise any right to sell or otherwise transfer its Shares in the Company or exercise any “put and call” rights under the Share Restriction Agreement prior to December 31, 1995; provided, however, that any party may transfer its shares at any time to an Affiliate if such Affiliate agrees in writing to be bound by this Agreement.  For purposes of this Agreement:  an “Affiliate” of a party shall mean the parent of such party (a corporation owning 51% or more of the capital stock of such party) and any Subsidiary of such party or such party’s parent; and a “Subsidiary” shall mean a corporation, 51% or more of the capital stock of which is owned by a party or a party’s parent and which is managed and controlled by such party or parent.

Section 14.             Confidentiality.  SSB, DST and Clarke & Tilley each recognize and agree that information concerning the software, software applications and business of each of them and the Company (the “Confidential Information”) is confidential to and proprietary to each of them and the Company, and SSB, DST and Clarke & Tilley each agree to use the Confidential Information only to the extent provided or contemplated by this Agreement, to maintain the confidentiality of each of the others’ and the Company’s Confidential Information, and not to disclose any of the others’ or the Company’s Confidential Information to any other person, firm, or company except as provided or contemplated by this Agreement.  The following shall not be deemed to be “Confidential Information” subject to the confidentiality and non-disclosure provision of this Agreement.

(a)           Information which, at the time of disclosure, is in the public knowledge.

(b)           Information which, after disclosure, becomes part of the public knowledge, except by breach of this Agreement;

(c)           Information which was in the receiving party’s possession at the time of disclosure by the other party or parties of the Company, and which was not acquired, directly or indirectly, from such other party, parties or the Company;

(d)           Information which one party receives from third parties other than the Company, provided such information was not obtained to the knowledge of the receiving party by such third parties, directly or indirectly, from the other party, parties, or the Company on a confidential basis; and

(e)           Information independently developed by a party.

Section 15.             Miscellaneous.

15.1         Survival of Representations and Warranties.  All representations and warranties made herein or made in certificates delivered by or on behalf of any party pursuant hereto, shall survive the Closing Date and for a period of one year but not thereafter, and shall bind and insure to the benefit of the successors and assigns of the parties hereto whether so expressed or not.  All statements contained in any certificate delivered by any party pursuant hereto shall be deemed representations and warranties by such party hereunder.

15.2         Successors and Assigns.  All terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by, the parties hereto, and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party to any other person without prior written consent of the other parties hereto; provided, however, that any party may assign this Agreement to an Affiliate if such Affiliate is the permitted transferee of such party’s Shares and such Affiliate agrees in writing to be bound by this Agreement.

15.3         Specific Performance.  It is recognized by the parties hereto that the benefits and other rights granted hereunder are unique and loss thereof may not be fully compensated by money damages.  Therefore, the parties agree that any party shall have the right, in addition to all other rights and remedies available to it, to a decree for specific performance to secure compliance with the provisions of this Agreement.

15.4         Brokerage and Finders’ Fees.  SSB, DST and Clarke & Tilley each represents and warrants that there are no claims for brokerage commissions or finders’ fees in connection with the transactions contemplated by this Agreement.  Insofar as any such claims may be alleged to be based on arrangements or agreements made by, or on behalf of, a party, such party agrees to indemnify and hold the other parties harmless from and against all liability, loss, cost, damage or expense, including reasonable counsel fees, arising therefrom.

15.5         Indemnities.  Each party will defend, indemnify and hold harmless the other parties against all direct damages and all third party claims, demands, causes or action, actions, suits, proceedings, judgments, decrees, liabilities, costs, legal fees and expenses of every kind whatsoever which may (except as herein otherwise provided) arise out of breach by such party of any representation, warranty or agreement to the other parties herein contained.

15.6         Notices.  All communications and notices provided for herein shall be in writing, and shall be deemed to have been duly given if delivered personally, or if sent by registered or certified mail, postage prepaid, addressed, if to SSB:

c/o Secretary

State Street Boston Corporation

225 Franklin Street

Boston, Massachusetts 02101

if to DST:

c/o President

DST Systems, Inc.

1055 Broadway

Kansas City, Missouri  64105

if to Clarke & Tilley:

Managing Director

Clarke & Tilley Limited

Hanover House

Station Approach

Cheam, Surrey SM27AU England

or to the attention of such other person at such other addresses as may have been furnished by any party to the other parties in writing.  Such notices shall be effective on the date delivered if delivered personally or on the day actually received if by courier, or five days after mailing if mailed.

15.7         Entire Agreement.  The parties agree that none of them has made any representation, warranty, covenant or agreement (oral or otherwise) not set forth herein or the instruments and documents contemplated hereby, and that such agreements, instruments and documents constitute the entire agreement between the parties.

15.8         Rights Not Exclusive.  No right or remedy under this Agreement is intended to be exclusive of any other right or remedy (unless expressly so provided herein or therein), and each and every right and remedy shall be cumulative and in addition to any other right or remedy given hereunder or thereunder, or now or hereafter legally existing.

15.9         Waiver.  No waiver shall be deemed to have been made by any party hereto or any of its rights hereunder unless the same shall be in writing.

15.10       Law Governing.  This Agreement is intended to be performed in accordance with the laws of England and shall be construed, governed and enforced in accordance therewith.  The parties agree to submit to the non-exclusive jurisdiction of the English Courts with respect to controversies arising out of this Agreement and SSB and DST each hereby irrevocably appoint as its agent for service of any proceedings or notice thereof:

15.10.1	In the case of SSB:

General Manager

State Street Bank and Trust

Birchin Court

10 Birchin Lane

London EC3V9AQ; and

15.10.2	In the case of DST:

General Manager

State Street Bank and Trust

Birchin Court

10 Birchin Lane

London EC3V9AQ.

15.11       Headings.  The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof or in any way be deemed to constitute a part hereof.

15.12       Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

Section 16.             Regulatory Compliance.

16.1         Restrictive Trade Practices Act.  Each of the parties acknowledges that the restrictions contained in Section 5.2 on the part of the Company and on the part of Clarke & Tilley (or certain of them) may render the agreement or arrangement of which such restriction forms or restrictions form part subject to registration under the provisions of the Restrictive Trade Practices Act 1976 (“the RTPA”) and accordingly that if such be the case any such restriction shall not come into force until the day after particulars of such agreement or arrangement shall have been furnished to the Director General of Fair Trading in accordance with the provisions of the RTPA.  The parties acknowledge that the Office of Fair Trading will then determine (in accordance with the provisions of the RTPA) whether or not such restrictions may be permitted to have effect.  Clarke & Tilley Limited confirms that it will deliver this document (together with copies of all such other documents relating to the proposed arrangements as may be required for such purpose) to the Director General of Fair Trading for filing within 28 days from the date thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

STATE STREET BOSTON CORPORATION

By:	/s/A. Edward Allinson
Title:	Executive Vice President

DST SYSTEMS INTERNATIONAL B.V.
By DST Systems, Inc., Managing Director

By:	/s/Thomas A. McDonnell
Title:	President

CLARKE & TILLEY LIMITED

By:	/s/J. Michael Winn
Title:	Managing Director